Filed by HCM II Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Terrestrial Energy Inc.

Commission File No.: 001-42252

Bloomberg Intelligence Radio Interview: Transcript

Participants:

Simon Irish - CEO, Terrestrial Energy

The following is a transcript of a Bloomberg Intelligence Radio interview

PRESENTATION

Bloomberg

This is Bloomberg Intelligence radio.

So, Friday afternoon President Trump signs a slew of executive orders targeting nuclear energy, so trying to free up the NRC which is the Nuclear Regulatory Commission to help speed up new reactors and help to expand current reactors capping hourly fees all to grow nuclear capacity here in the US.

Joining us here to discuss is Simon Irish. He is CEO of Terrestrial Energy. Terrestrial Energy is a company that is hoping to build small modular reactors, those are called SMR. That the hope is to make nuclear power more efficient and cost effective. The company is also going public through a SPAC, a special purpose acquisition vehicle with an equity value about 925 million dollars.

Simon, really good to get your perspective. What was the most significant thing that President Trump did on Friday?

Simon

Well, I think he recognized that if the United States is actually to take a leadership role in civilian reactor technology, which it has held pretty much since the dawn of the industry, then very definitive action needs to be taken to ensure that the government, the whole of government is there as a partner for the private sector to develop the type of technology to again to be utterly essential if nuclear energy is going to flourish and prosper in a way which allows us to achieve our national security objectives that allows industries, innovative industries such as the tech industry to deliver on AI.

So, President Trump has represented the federal government as a business partner of the private sector and I don’t think we’ve seen that invitation to the private sector done in such an emphatic way probably in fifty years.

So, this is a very important moment for the nuclear industry in our states.

Bloomberg

Simon, give us a sense of just kind of how the industry’s laid out today. What percent of our energy in the US is provided by nuclear technology today and where do you think it might be ten or twenty years from now?

Simon

Well, it is just under, nuclear energy today has been largely used for electric power generation. Its role in electric power generation is probably, it’s about 18 percent. It certainly dipping below the 20% mark. We are getting efficient at operating advanced reactors. If you look forward, let’s say over two decades there it is a really real opportunity for that percentage to increase dramatically.

And we’ve seen this before at other moments of the nuclear industry when nuclear energy, when the policy mix and the private sector mix and circumstances are correct can actually scale remarkable quickly. So, we’re being . . . that is the moment we have now.

Bloomberg

Well, that kind of touches on two things that I was going to bring up. Because, in theory, what stands in the way of nuclear is cost and time. If you were to break ground on a new project today, it would still take quite a long time to get it up and running and nuclear is expensive versus say, I need power today, let’s get a solar farm up and running. Did these issues, or these executive orders cut at any of these issues?

Simon

Well, nuclear as certainly has been a nuclear power plant, let’s distinguish a nuclear power plant with nuclear energy. A nuclear power plant is what generates electricity. And nuclear energy has, a nuclear power plant has in the past been challenging to finance. It has required a tremendous amount of support from the public sector, to get new nuclear built in the United States.

But with respect to affordability, this is the opportunity to develop advance reactors and the executive orders last week recognized that advance reactors are capable because they use a very different type of technology - generation 4 technology, and this generation 4 technology that can be used to not only make nuclear power plants more affordable, you do that by making them smaller so the absolute capital cost of the plant is lower, you make them modular, you make the designs to be such that you can repeat the same designs at multiple sights. But the technology itself is also capable of delivering electric power, which is nuclear energy, nuclear electric power in a much more cost efficient way, so the generation 4 reactors and we are part of the generation 4 class.

It stands apart from the reactor technologies we’re seeing over the last couple of years, because over the last couple of decades like with reactor technology, because it is capable of delivering high quality, high temperature thermal energy. With high temperature thermal energy, your steam turbines operate must more efficiently. You lower the cost of electric power generation with a nuclear reactor tremendously with that type of operational efficiency you get from a high temperature thermal energy supply.

But, also with high temperature thermal energy supply, you can do something with a nuclear power plant for the very first time. You can use nuclear energy to directly supply the manufacturer processes that need thermal energy. Not just power, they need heat.

So, with these generation 4 systems, these advanced reactors that are part, the policy measures, the policy levers that President Trump pulled with those executive orders last week are in part directed at accelerating the development of these advanced reactors and they deliver things from a nuclear energy perspective that we haven’t seen before but they’re certainly so exciting in terms of what nuclear energy can do to the US Economy going forward.

Bloomberg

Alright, Simon, thank you so much we appreciate that Simon, our CEO of Terrestrial Energy.

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In connection with the proposed Merger, HCM II and the Company intend to file with the SEC a Registration Statement, which will include a preliminary proxy statement of HCM II and a prospectus. The definitive proxy statement and other relevant documents will be mailed to shareholders of HCM II as of a record date to be established for voting on the Merger. Shareholders of HCM II and other interested persons are advised to read, when available, the preliminary proxy statement, and the definitive proxy statement, and any supplements or amendments to the preliminary and definitive proxy statements, because these documents will contain important information about HCM II, the Company, and the proposed transactions. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus once they are available, without charge, by directing a request to: HCM II Acquisition Corp, 100 First Stamford Place, Suite 330, Stamford, CT 06902. These documents, once available, and HCM II’s other filings and reports filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

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